[WLRK Letterhead]

December 18, 2013

VIA E-MAIL AND EDGAR

Michael R. Clampitt
Senior Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Umpqua Holdings Corporation
Registration Statement on Form S-4
Filed November 15, 2013
File No. 333-192346

Dear Mr. Clampitt:

On behalf of Umpqua Holdings Corporation (the “Company” or “Umpqua”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on November 15, 2013 (the “Registration Statement”) contained in your letter dated December 11, 2013 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 1 marked to show the changes made to the Registration Statement as filed on November 15, 2013.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter followed by our response.  Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Form S-4

General

1.              Please provide us with copies of any reports, presentations or other information that was transmitted by any financial advisors to the Board of Directors of either Umpqua Holdings Corporation or Sterling Financial Corporation.

RESPONSE:  Separately, the Staff has been provided, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended, copies of the materials presented by J.P. Morgan Securities LLC to the Board of Directors of Umpqua in connection with its opinion, dated September 10, 2013 and the materials presented by Sandler O’Neill to the Board of Directors of Sterling Financial Corporation (“Sterling”) in connection with its opinion dated September 11, 2013.  In accordance with such rules, the Staff has been requested to return such materials promptly following completion of the Staff’s review thereof.  By separate letters, confidential treatment of such materials has also been requested pursuant to the provisions of 17 C.F.R. § 200.83.  These materials are being submitted for the information of the Commission only and not as part of the filing; we would request that these materials be used by the Staff only for the purpose of its review of the filing.

2.              We note several items in the Fairness Opinion for Sterling that may require disclosure. Please supplementally provide us with any material nonpublic information regarding Umpqua Holdings Corporation that was disclosed, directly or indirectly, to Sterling Financial Corporation and/or its representatives and financial advisors including, but not limited to, “long term earnings growth rate” of Umpqua, “expected cost savings and other synergies which were provided by Umpqua;” and discussions with senior management of Umpqua regarding “prospects of Umpqua” referred to in the fairness opinion on page D1.

RESPONSE:  We respectfully advise the Staff that all material nonpublic information regarding Umpqua Holdings Corporation that was utilized by Sandler O’Neill in connection with rendering its opinion is included in the Registration Statement.  Specifically, page 81 of the Registration Statement indicates that the “long-term earnings growth rate” provided by Umpqua’s management was 8%.  Page 84 of the Registration Statement details under the heading “Pro Forma Results and Capital Ratios” the “expected cost savings and other synergies,” which Umpqua management confirmed were reasonable.  With respect to discussions regarding the “prospects of Umpqua,” we respectfully advise the Staff, and have revised pages 81 and 96 of the Registration Statement to reflect, that these discussions covered the 2013 forecasts now included in the Registration Statement under the heading “Certain Unaudited Prospective Financial Information” and the items noted above in addition to Umpqua management having communicated to Sandler O’Neill that the use of publicly available median analyst estimates of earnings per share for the years ended December 31, 2013, December 31, 2014 and December 31, 2015, described under the heading “Umpqua-Net Present Value Analysis,” was reasonable.

3.              We note several items in the fairness Opinion for Umpqua that may require disclosure. Please supplementally provide us with any material nonpublic information regarding Sterling Financial Corporation that was disclosed, directly or indirectly, to Umpqua Holdings Corporation and/or its representatives and financial advisors including, but not limited to, “forecasts prepared by or at the direction of the management” of Sterling and discussions with management of Sterling regarding “future prospects” referred to in the fairness opinion on page E-1.

RESPONSE:  The Registration Statement has been revised, beginning on page 96, to include each of Sterling’s and Umpqua’s internal forecast of their respective 2013 earnings that were provided by Sterling and Umpqua, respectively, to Umpqua’s financial advisor.  We respectfully advise the Staff that the Registration Statement contains all material nonpublic information regarding Sterling that was utilized by J.P. Morgan in connection with rendering its opinion.  With regard to discussions regarding the “future prospects” of Sterling, we respectfully advise the Staff that these discussions covered the 2013 forecasts now included in the Registration Statement as well as discussions with Umpqua management regarding management’s conclusion that the use of 2014-2015 median I/B/E/S net income estimates, described under the heading “Sterling Dividend Discount Analysis,” was reasonable, as noted on page 91 of the Registration Statement.

Prospectus cover page

4.              Please revise the third paragraph to disclose the percentage ownership of the combined companies that will be held by current Sterling holders.

RESPONSE:  The prospectus cover page has been revised in response to the Staff’s comment.

Sterling Notice to Holders, page iv

5.              Please revise to disclose the availability of dissenters’/ appraisal rights and add a cross-reference to either the Q&A’s or a captioned subsection of the Summary.

RESPONSE:  The Sterling Notice to Holdings in the Registration Statement has been revised in response to the Staff’s comment.

Interests of Sterling’s Directors and Executive Officers in the Merger, page 15

6.              As required by Item 5 of Schedule 14A, identify and quantify any substantial interest, direct or indirect, by each person who has been a director or executive officer of Sterling including the following:

•                  disclose the aggregate value of the benefits that will be received by directors and executive officers as a consequence of the merger;

RESPONSE:  Pages 15-17 of the Registration Statement have been revised in response to the Staff’s comment.

•                  disclose the aggregate amount of benefits that will be received as a result of the merger by Mr. Seibly (who negotiated the merger transaction on behalf of Sterling) and separately the amount to be received by the Chairman of Sterling;

RESPONSE:  Pages 15, 16, 17 and 102 of the Registration Statement have been revised in response to the Staff’s comment.

•                  revise the second bullet point to disclose the aggregate amount of annual compensation under each agreement and the term of each agreement;

RESPONSE:  Pages 15 and 16 of the Registration Statement have been revised in response to the Staff’s comment.

•                  disclose the value of any golden parachute payments and other severance payments or benefits;

RESPONSE:  Pages 103 and 104 of the Registration Statement provide the aggregate value of payments in settlement of benefits under the Sterling Financial Corporation Change in Control Plan, retention awards and stay bonuses payable to certain of Sterling's executives.  We respectfully advise the Staff that we believe that providing the value of certain of the golden parachute payments in the Summary section of the Registration Statement without the explanatory footnotes required by Item 402(t) of Regulation S-K would be misleading to shareholders.  In lieu of providing the value of golden parachute payments and other severance payments or benefits, we have included in the Summary section of the Registration Statement a specific cross-reference to the section of the Registration Statement titled “Qualification of Potential Payments to Sterling’s Named Executive Officers in Connection with the Merger,” which contains this information.

•                  update the last bullet point to disclose the amount of the awards or explain why the Board is delaying decisions; and

RESPONSE:  We respectfully advise the Staff that the Sterling compensation and governance committee has not made any grants or taken formal action with respect to the $2 million equity pool, as noted on page 46 of the Registration Statement.  It is expected that grants with respect to both the $5.7 million and $2 million equity pools will be made by the Sterling compensation and governance committee prior to the consummation of the merger.

•                  disclose those members of the Sterling Board that will be appointed to the Umpqua Board, the aggregate amount of annual compensation and who determined which board members would be appointed.

RESPONSE:  Pages 17 and 102 of the Registration Statement have been revised in response to the Staff’s comment.  We respectfully advise the Staff that the members of Sterling’s board of directors who will serve on Umpqua’s board of directors have not yet been determined by Sterling’s board of directors.

Sterling Shareholders who do Not Vote in Favor of the Merger Agreement, page 16

7.              Consistent with Instruction to Item 3 of Schedule 14A, please revise the disclosure here and on page 100 to state whether a security holder’s failure to vote against the merger will constitute a waiver of his dissenters’ rights and if the State law is unclear, state what position will be taken in regard to these matters.  Summarize the material requirements instead of merely providing a cross reference.

RESPONSE:  Pages 18 and 107 of the Registration Statement have been revised in response to the Staff’s comment.

Amendment to Umpqua’s Articles of Incorporation, page 18

8.              Given that the number of shares of Umpqua’s common stock outstanding as of January 31, 2013 was 111,946,043 shares and 119 million are being issued in the merger, please explain why you are proposing to increase the number of shares authorized from 200 million to 400 million when you only will have approximately 231 million issued after the merger.  Please add a risk factor addressing the risks of dilution to all shareholders if the amendment is approved and an additional 169 million shares are issued.

RESPONSE:  Pages 20 and 106 of the Registration Statement have been revised in response to the Staff’s comment to include an explanation of why Umpqua is proposing to increase the number of shares authorized to 400 million.  In addition, the Registration Statement has been revised on page 48 to add a risk factor addressing the risks of dilution to all shareholders if the amendment is approved.

The Rights of Sterling Shareholders will Change as a Result of the Merger, page 19

9.              As required by Item 4(a)(4) of Form S-4, please provide an explanation of any material differences between the rights of security holders of Sterling and the rights of security holders of Umpqua.  Please revise the second risk factor on page 44 to identify those changes in rights that pose a risk to shareholders.

RESPONSE:  Page 21 of the Registration Statement and the risk factor on page 47 of the Registration Statement have been revised in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 5 — Preliminary Purchase Accounting Allocation, page 31

10.       Please revise Note 5 to present the calculation of the purchase price in a tabular format that clearly shows how each component is calculated.

RESPONSE:  Note 5 has been revised in response to the Staff’s comment.

Note 6 — Pro Forma Adjustments, page 32

11.       Please explain to us why the pro forma adjustment to interest income as discussed in adjustment Q reduces interest income for FinPac and increases interest income for Sterling.  Specifically focus your response on the $4,789 reduction for FinPac and $6,932 increase for Sterling for the nine months ended September 30, 2013.

RESPONSE:  The most significant reason for the reduction to FinPac interest income relates to the acquisition of FinPac by a third party in 2010.  At that time its balance sheet was adjusted to fair value.  As a result of this 2010 transaction, a portion of FinPac’s historical interest income related to the accretion of the credit and rate fair value discounts that were calculated based on market discount rates and expected credit losses at that time.  Due to subsequent loss experience that was better than expectations included in this fair value adjustment, a portion of the credit discount was released into interest income, resulting in a higher yield.  When Umpqua acquired FinPac on July 1, 2013, FinPac’s balance sheet was again fair valued as part of the purchase accounting requirements, this time resulting in a net premium to leases.  At the same time, the historical fair value adjustments, including the resulting impact of accretion to loan interest income from the prior acquisition, were removed.  Due to the timing difference between the two acquisitions, with rate and credit changes between the third party acquisition in 2010 resulting in a net discount to leases and the acquisition by Umpqua resulting in a net premium to leases, the net fair value adjustments resulted in a net decrease to interest income for the pro forma periods presented.

While Sterling has acquired loans and leases through acquisitions historically, the majority of Sterling’s balance sheet has not been subject to purchase accounting fair value requirements and much of its loan balances are recorded at amortized cost.  Based on the fair value adjustments presented in the pro forma balance sheet which show a net discount to loans and leases, the impact to the pro forma interest income is an increase through accretion of this discount.

Risk Factors, page 40

12.       Please add a risk factor addressing the risk that the fairness opinion of Sandler O’Neill assessing the fairness of the consideration offered by Umpqua to shareholders of Sterling may have been influenced by Umpqua’s employment of Sandler O’Neill to sell bank branches after the merger.  Please estimate the amount of fees that Sandler O’Neill may be paid to sell branches.

RESPONSE:  We respectfully advise the Staff that the engagement of Sandler O’Neill by Umpqua to assist with marketing and divesting bank branches did not occur until following the entry into the merger agreement and the delivery of the fairness opinion by Sandler O’Neill to the Sterling Board of Directors.  Moreover, it was not contemplated by Umpqua or discussed with Sandler O’Neill until after such time.  As a result there was no risk of a conflict of interest due to such engagement.  By way of further background, following signing and in the course of assessing the divestiture requirements that may be necessary in the course of obtaining regulatory approvals for the merger, Umpqua determined to proceed with a divestiture plan and began speaking to banking firms with expertise in this area.  Umpqua believed Sandler O’Neill possessed expertise in the relevant markets and in addition possessed significant knowledge about Sterling’s branch network and the broader merger transaction.  As a result, Umpqua first obtained Sterling’s consent to approach Sandler O’Neill, then in consultation with Sterling engaged Sandler O’Neill to assist in the divestiture process, which is an important aspect of meeting a joint condition to the merger.

We have revised the Registration Statement on page 85 to add disclosure regarding the fees to be earned by Sandler O’Neill from such engagement.

13.       Please add a risk factor addressing the risks of concentration of the loan portfolio of the merged bank in the Pacific Northwest and in commercial real estate, nothing the increase from $2.8 billion or 46 percent of the Sterling loan portfolio in commercial real estate to $7 billion or 55 percent of the merged entity’s non-covered loan portfolio in commercial real estate.

RESPONSE:  A risk factor has been added to page 48 in response to the Staff’s comment, which states that loan concentrations will remain in the Pacific Northwest and in commercial real estate.  We respectfully advise the Staff that the $2.8 billion commercial real estate portfolio sited by the Staff above does not include owner-occupied commercial real estate loans, while the $7 billion number cited above does include Umpqua’s owner-occupied commercial real estate loans.  The risk factor we have added includes owner-occupied commercial real estate loans in the total commercial real estate figures for both companies.

Background of the merger, page 57

14.      Please revise this section explain in detail the process by Sterling determined the price and terms and the substantive basis for its determination including the following:

•                  revise the last paragraph on page 60 to disclose, if any, the terms of any potential merger transactions that the Sterling M&A Working Group received and disclose when and why the working group was formed;

RESPONSE:  Page 64 of the Registration Statement has been revised in response to the Staff’s comment.

•                  revise the first full paragraph on page 63 to disclose, if any, the terms of any offers and counteroffers from Party A including the amounts and form of consideration;

RESPONSE:  Page 67 of the Registration Statement has been revised in response to the Staff’s comment.

•                  revise the seventh paragraph on page 62 to disclose that both Warburg and THL will have the right to designate one member of the Board;

RESPONSE:  Page 66 of the Registration Statement has been revised in response to the Staff’s comment.

•                  given the merger consideration of valued at $29.32 per share as of August 30, 2013 and given that over 90 percent of the consideration is stock, revise the second paragraph on page 63 to describe in more detail the timing and nature of the bid offering $31 per share all in cash and the basis on which Sterling’s Board determined on August 26, 2013 not to pursue negotiations with that bidder; and,

RESPONSE:  Pages 67 and 68 of the Registration Statement have been revised in response to the Staff’s comment.

•                  revise the last paragraph on page 63 to also disclose the terms before the revised proposal.

RESPONSE:  Page 68 of the Registration Statement has been revised in response to the Staff’s comment.

Fairness Opinion, Appendix D

15.       The staff notes the limitation on reliance by shareholders in the second to last paragraph on page D-2 of the fairness opinion provided by Sandler O’Neill (“This opinion shall not be reproduced or used for used for [sic] any other purposes….). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.  Alternatively, disclose the basis for Financial Advisor’s belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor’s engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

RESPONSE:  In response to the Staff’s comment, the fairness opinion of Sandler O’Neill has been revised to eliminate the restriction on use contained therein.

Exhibits

16.       Please file all exhibits including the tax opinions and your agreement with the Chairman of Sterling to which you refer on page 16.  Please allow adequate time after you file the exhibits for the staff to review and comment upon the exhibits.

RESPONSE:  In response to the Staff’s comment, the Registration Statement has been revised to include Exhibits 8.1, 8.2, 23.2, 23.3, 99.7 and 99.8.  With respect to the agreement with the Chairman of Sterling referred to on page 16, we respectfully advise the Staff that such agreement was filed as Exhibit 10.9 to Sterling’s Form 10-K for its fiscal year ended December 31, 2012.

Umpqua Holdings Corporation September 30, 2013 Form 10-Q

Note 16 — Fair Value Measurement, page 63

17.       Please revise future periodic filings to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of your nonrecurring measurements categorized within level 3.  Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

RESPONSE:  We acknowledge the Staff’s comment and confirm the Company will provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of nonrecurring measurements categorized within level 3 in future filings as required by the guidance, beginning with our December 31, 2013 Form 10-K.

In the event that the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MMGuest@wlrk.com, or my colleague Brandon C. Price at (212) 403-1367 or by email at BCPrice@wlrk.com.

Sincerely,

/s/ Matthew M. Guest

Matthew M. Guest

cc:                                Via E-mail
Steve Philpott, Umpqua Holdings Corporation